PRICING SUPPLEMENT Dated April 2, 2025 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-283672 (To Prospectus dated February 6, 2025)

UBS AG $500,000 Barrier Market Linked Notes
Linked to gold due January 8, 2026

Investment Description

UBS AG Barrier Market Linked Notes (the “Notes”) are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS” or the “issuer”) linked to the spot price of gold (the “underlying asset”), as specified further herein under “Information About the Underlying Asset”. The amount you receive at maturity will be based on the performance of the underlying asset from the initial price to the spot price of the underlying asset on the final valuation date (the “final price”).

●If a barrier event occurs, meaning that the final price is either (i) greater than the initial price plus a specified percentage of the initial price as indicated below (the “upper barrier”) or (ii) equal to or less than 100.00% of the initial price (the “lower barrier”), UBS will pay you a cash payment per Note at maturity equal to the principal amount. In this scenario, you will receive no positive return on the Notes.

●If a barrier event does not occur (meaning that the final price is greater than the lower barrier but equal to or less than the upper barrier), UBS will pay you a cash payment per Note at maturity equal to the principal amount plus a return equal to the percentage change in the spot price of the underlying asset from the initial price to the final price (the “underlying return”). Because the upper barrier is equal to the initial price plus a percentage of the initial price (as indicated herein), in this scenario the payment at maturity for each Note will be limited to the corresponding maximum payment at maturity per Note and your return will be limited to the maximum gain.

Investing in the Notes involves significant risks. The Notes do not pay interest, you will receive no positive return on the Notes if a barrier event occurs and, otherwise, your return will not exceed the maximum gain. The repayment of principal applies only if the Notes are held to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your initial investment.

Features

❑ Repayment of Principal at Maturity if a Barrier Event Occurs— If a barrier event occurs, meaning that the final price is either (i) greater than the upper barrier or (ii) equal to or less than the lower barrier, UBS will pay you a cash payment per Note equal to the principal amount and you will receive no positive return on the Notes. Any payment on the Notes, including any repayment of principal, applies only if the Notes are held to maturity and is subject to the creditworthiness of UBS.

❑ Exposure to Positive Underlying Return up to the Maximum Gain if a Barrier Event Does Not Occur — If a barrier event does not occur (meaning that the final price is greater than the lower barrier but equal to or less than the upper barrier), UBS will pay you a cash payment per Note at maturity equal to the principal amount plus a return equal to the underlying return. Because the upper barrier is equal to the initial price plus a percentage of the initial price (as indicated herein), in this scenario the payment at maturity for each Note will be limited to the corresponding maximum payment at maturity per Note and your return will be limited to the maximum gain.

Key Dates

Trade Date*	April 2, 2025
Settlement Date*	April 7, 2025
Final Valuation Date**	January 5, 2026
Maturity Date**	January 8, 2026

*

We expect to deliver the Notes against payment on the third business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes in the secondary market on any date prior to one business day before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.

**	Subject to postponement in the event of a market disruption event as described elsewhere herein.

Notice to investors: the Notes are riskier than conventional debt instruments. The issuer will not make interest payments You should not purchase the Notes if you do not understand or are not comfortable with the significant risks involved in investing in the Notes.

You should carefully consider the risks described under “Key Risks” beginning on page 4. Events relating to any of those risks, or other risks and uncertainties, could adversely affect the market value of, and the return on, your Notes. The Notes will not be listed or displayed on any securities exchange or any electronic communications network.

Note Offering

The return on the Notes is subject to, and will not exceed, the maximum payment at maturity per Note, as limited by the maximum gain.

Underlying Asset	Bloomberg Ticker	Initial Price	Upper Barrier	Lower Barrier	Maximum Gain	CUSIP	ISIN
Gold	GOLDLNPM	$3,119.75	$3,618.91, which is the initial price plus 16.00% of the initial price	$3,119.75, which is 100.00% of the initial price	16.00%	90308VPR6	US90308VPR68

The estimated initial value of the Notes as of the trade date is $993.20. The estimated initial value of the Notes was determined when the terms of the Notes were set on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” beginning on page 6 herein.

See “Additional Information About UBS and the Notes” on page ii. The Notes will have the terms set forth in the accompanying prospectus dated February 6, 2025 and this document.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Notes	Issue Price to Public(1)		Underwriting Discount(1)(2)		Proceeds to UBS AG(2)
	Total	Per Note	Total	Per Note	Total	Per Note
Notes linked to gold	$500,000.00	$1,000.00	$1,250.00	$2.50	$498,750.00	$997.50

(1) Notwithstanding the underwriting discount received by one or more third-party dealers from UBS Securities LLC described below, certain registered investment advisers or fee-based advisory accounts unaffiliated from UBS may have agreed to purchase Notes from a third-party dealer at a purchase price of at least $997.50 per Note, and such third-party dealer, with respect to such sales, may have agreed to forgo some or all of the underwriting discount.

(2) Our affiliate, UBS Securities LLC, will receive an underwriting discount of $2.50 per Note sold in this offering. UBS Securities LLC has agreed to either re-allow the full amount of this discount to one or more third-party dealers or to offer the Notes directly to investors at the issue price to the public. Certain of such third-party dealers may resell the Notes to other securities dealers at the issue price to the public less an underwriting discount of up to the underwriting discount received.

UBS Securities LLC	UBS Investment Bank

Additional Information About UBS and the Notes

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”), for the Notes to which this document relates. You should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and the Notes. You may obtain these documents without cost from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access these documents on the SEC website at www.sec.gov as follows:
♦Prospectus dated February 6, 2025: http://www.sec.gov/Archives/edgar/data/1114446/000119312525021845/d936490d424b3.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries and references to the “Barrier Market Linked Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus, titled “Debt Securities and Warrants”, dated February 6, 2025.

This document, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including all other prior pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” herein, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes.

If there is any inconsistency between the terms of the Notes described in the accompanying prospectus and this document, this document will govern.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

ii

Investor Suitability

The Notes may be suitable for you if:

♦You fully understand the risks inherent in an investment in the Notes, including the risk of not receiving a positive return on the Notes.

♦You do not seek current income from your investment.

♦You can tolerate fluctuations in the price of the Notes prior maturity that may be similar to or exceed fluctuations in the price of the underlying asset and the possibility of losing some or all of your principal amount if you sell the Notes prior to maturity.

♦You understand and accept that you will receive no positive return on the Notes if a barrier event occurs.

♦You believe that a barrier event will not occur, meaning that the final price will be greater than the lower barrier and equal to or less than the upper barrier.

♦You understand and accept that, if a barrier event does not occur, due to the upper barrier, your potential return is limited to the maximum gain.

♦You are willing to invest in the Notes based on the lower barrier and on the upper barrier, and corresponding maximum gain and maximum payment at maturity per Note, specified on the cover hereof.

♦You understand and are willing to accept the risks associated with commodities generally and the underlying asset specifically.

♦You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

♦You understand that the estimated initial value of the Notes determined by our internal pricing models is lower than the issue price and that should UBS Securities LLC or any affiliate make secondary markets for the Notes, the price (not including their customary bid-ask spreads) will temporarily exceed the internal pricing model price.

The Notes may not be suitable for you if:

♦You do not fully understand the risks inherent in an investment in the Notes, including the risk of not receiving a positive return on the Notes.

♦You seek current income from your investment.

♦You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed fluctuations in the price of the underlying asset or the possibility of losing some or all of your principal amount if you sell the Notes prior to maturity.

♦You believe that a barrier event will occur, meaning that the final price will be to greater than the upper barrier or equal to or less than the lower barrier.

♦You do not fully understand or are unwilling to accept that you will receive no positive return on the Notes if a barrier event occurs.

♦You do not fully understand or are unwilling to accept that, if a barrier event does not occur, due to the upper barrier, your potential return is limited to the maximum gain.

♦You seek an investment that has unlimited return potential without a cap on appreciation.

♦You are unwilling to invest in the Notes based on the lower barrier or on the upper barrier, or corresponding maximum gain and maximum payment at maturity per Note, specified on the cover hereof.

♦You do not understand or are unwilling to accept the risks associated with commodities generally and the underlying asset specifically.

♦You are unable or unwilling to hold the Notes to maturity or you seek an investment for which there will be an active secondary market.

♦You are not willing to assume the credit risk of UBS for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances. You are urged to consult your investment, legal, tax, accounting and other advisors and carefully consider the suitability of an investment in the Notes in light of your particular circumstances. You should review “Information About the Underlying Asset” herein for more information on the underlying asset. You should also review carefully the “Key Risks” section herein for risks related to an investment in the Notes.

Final Terms

Issuer	UBS AG London Branch
Principal Amount	$1,000 per Note
Term	Approximately 9 months.
Underlying Asset	Gold
Spot Price

On any day, the official U.S. dollar LBMA Gold Price PM (expressed in U.S. dollars per troy ounce) calculated and administered by ICE Benchmark Administration (“IBA”) and published by the London Bullion Market Association (“LBMA”) as displayed on Bloomberg Professional® service (“Bloomberg”) page “GOLDLNPM <Index>” (or any official successor thereto). The spot price may be modified, replaced or adjusted from time to time as described herein under “Permanent Disruption Events; Alternative Method of Calculation”.

Payment at Maturity (per Note)(1)

If a barrier event has occurred, UBS will pay you an amount in cash equal to:

$1,000

In this scenario, you will receive no positive return on the Notes.

If a barrier event has not occurred, UBS will pay you an amount in cash equal to:

$1,000 × (1 + Underlying Return)

Because the upper barrier is equal to the initial price plus a percentage of the initial price (as indicated herein), in this scenario the payment at maturity for each Note will be limited to the corresponding maximum payment at maturity per Note and your return will be limited to the maximum gain.

Barrier Event	A barrier event will occur if the final price is either (i) greater than the upper barrier or (ii) equal to or less than the lower barrier.
Upper Barrier(1)	A price of the underlying asset equal to the initial price plus 16.00% of the initial price, as specified on the cover hereof.
Lower Barrier(1)	100.00% of the initial price, as specified on the cover hereof.
Maximum Gain	16.00%
Maximum Payment at Maturity (per Note)	$1,160.00. The maximum payment at maturity corresponds to the maximum gain and the percentage by which the upper barrier is greater than the initial price.

Underlying Return	The quotient, expressed as a percentage, of the following formula: Final Price − Initial Price Initial Price
Initial Price(1)(2)	The spot price of the underlying asset on the trade date, as specified on the cover hereof.
Final Price(1)(2)	The spot price of the underlying asset on the final valuation date.

(1) As determined by the calculation agent and as may be adjusted as described under “Permanent Disruption Events; Alternative Method of Calculation” herein.

(2) Subject to the market disruption event provisions as described under “Market Disruption Events; Early Termination following a Change in Law” herein.

Investment Timeline

Trade Date

The initial price is observed and the final terms of the Notes are set.

Maturity Date

The final price is observed on the final valuation date and the underlying return is calculated.

If a barrier event has occurred, UBS will pay you an amount in cash per Note equal to:

$1,000

In this scenario, you will receive no positive return on the Notes.

If a barrier event has not occurred, UBS will pay you an amount in cash per Note equal to:

$1,000 × (1 + Underlying Return)

Because the upper barrier is equal to the initial price plus a percentage of the initial price (as indicated herein), in this scenario the payment at maturity for each Note will be limited to the corresponding maximum payment at maturity per Note and your return will be limited to the maximum gain.

Investing in the Notes involves significant risks. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your initial investment.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to a hypothetical investment in the underlying asset. Some of the key risks that apply to the Notes are summarized below. We also urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes.

Risks Relating to Return Characteristics

♦The stated payout from the issuer applies only if you hold your Notes to maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment irrespective of the performance of the underlying asset. All payments on the Notes are subject to the creditworthiness of UBS.

♦You will receive no positive return on the Notes if a barrier event occurs — The Notes are designed for investors who believe that the final price will be greater than the lower barrier and equal to or less than the upper barrier. If a barrier event occurs, meaning that the final price is either (i) greater than the upper barrier or (ii) equal to or less than the lower barrier, UBS will pay you a cash payment per Note at maturity equal to the principal amount. In this scenario, you will receive no positive return on the Notes.

♦Even if a barrier event does not occur, your return at maturity will be limited by the maximum gain — If a barrier event does not occur, because the upper barrier equals the initial price plus a percentage of the initial price (as indicated herein), due to the upper barrier your ability to benefit from any increase in the price of the underlying asset and your potential return is limited to the maximum gain. In this scenario, the payment at maturity per Note will not exceed the maximum payment at maturity.

♦Your return on the Notes may change significantly despite only a small difference in the underlying return — Your return on the Notes may change significantly despite only a small percentage change in the underlying return. For example, if a barrier event does not occur and the final price is equal to the upper barrier, you would receive a positive return on your Notes that is equal to the maximum gain, whereas a final price that is only slightly higher than the upper barrier would instead result in the occurrence of a barrier event and you would receive no positive return on your Notes. The return on an investment in the Notes in these two scenarios is significantly different despite only a small relative difference in the underlying return.

♦The probability that a barrier event will occur will depend on the volatility of the underlying asset — The economic terms for the Notes, including the upper barrier, are based, in part, on the expected volatility of the underlying asset at the time the terms of the Notes are set. “Volatility” refers to the frequency and magnitude of changes in the price of the underlying asset. The greater the expected volatility of the underlying asset as of the trade date, the greater the expectation is as of that date that a barrier event will occur. The volatility of the underlying asset can change significantly over the term of the Notes. The price of the underlying asset could fluctuate sharply, which could result in a barrier event. You should be willing to accept the potential to receive no positive return on the Notes.

♦No interest payments — UBS will not pay any interest with respect to the Notes.

♦Owning the Notes is not the same as owning the underlying asset — The return on the Notes will not reflect the return you would realize if you had actually purchased gold directly or any exchange-traded or over-the-counter instruments based on gold and held that investment for a similar period. For instance, if a barrier event does not occur, due to the upper barrier you will not benefit from any positive underlying return in excess of the maximum gain. Furthermore, changes in the price of the underlying asset may not result in comparable changes in the market value of the Notes. Even if price of the underlying asset increases during the term of the Notes and remains less than the upper barrier, the market value of the Notes may not increase to the same extent and could decrease.

Risks Relating to Characteristics of the Underlying Asset

♦Market risk — The return on the Notes, which may be negative, is directly linked to the performance of the underlying asset. The price of the underlying asset can rise or fall sharply as a result of the supply of, and the demand for, the underlying asset and other factors specific to the underlying asset, as well as general market factors, such as general market volatility and levels, interest rates and economic, political and other conditions. These factors may result in the price of the underlying asset declining substantially and becoming negative. You, as an investor in the Notes, should conduct your own investigation into the underlying asset and the spot price of the underlying asset.

Market prices of commodities tend to be highly volatile and may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, wars and acts of terror, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. The price of any one commodity may be correlated to a greater or lesser degree with any other commodity and factors affecting the general supply and demand as well as the prices of other commodities may affect the price of the underlying asset. The commodities markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Many commodities are also highly cyclical. These factors, some of which are specific to the nature of each such commodity, may affect the price of the underlying asset in varying ways, and different factors may cause the values of different commodities, including the underlying asset, to move in inconsistent directions at inconsistent rates. This, in turn, may adversely affect the market value of, and return on, the Notes. It is not possible to predict the aggregate effect of all or any combination of these factors. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.

♦There can be no assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether the price of the underlying asset will rise or fall and there can be no assurance that a barrier event will not occur. Even if a barrier event does not occur, there can be no assurance that the underlying return will result in a positive return on the Notes. Commodity prices are highly volatile and many commodities, including the underlying asset, have recently experienced unprecedented historical volatility. The price of the underlying asset will be influenced by changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. You should be willing to accept the risks associated with the underlying asset and the risk of receiving no positive return on your initial investment.

♦Gold prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the market value of the Notes — The price of gold is primarily affected by the global demand for and supply of gold, but is also influenced significantly from time to time by speculative actions. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be, extremely volatile.

♦The return on the Notes is linked directly to the price of the underlying asset and not to a basket consisting of several diversified commodities or a broad -based commodity index — Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally and may diverge significantly from the performance of commodities generally. Accordingly, Notes linked to the price of a single commodity, such as the underlying asset, carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The prices of many individual commodities, including the underlying asset, have recently been highly volatile and there can be no assurance that the volatility will lessen.

♦Risks in securities relating to commodities trading on the London Bullion Market Association —Gold is traded on the LBMA. The LBMA is a self-regulated association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of commodities trading on the LBMA. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

♦Regulatory changes could adversely affect the return on and value of the Notes — Regulatory changes could adversely affect the return on and value of the Notes. For instance, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), which effected substantial changes to the regulation of the futures and over-the-counter (“OTC”) derivatives markets, was enacted in July 2010. Dodd-Frank requires regulators, including the Commodity Futures Trading Commission (“CFTC”), to adopt regulations to implement many of the requirements of the legislation. While the CFTC has adopted many of the required regulations, a number of them have only recently become effective, and certain requirements remain to be finalized. The ultimate impact of the regulatory scheme, therefore, cannot yet be fully determined. Under Dodd-Frank, in October 2020 the CFTC adopted a rule to impose limits on the size of positions that can be held by market participants in futures and OTC derivatives on physical commodities. Required compliance with the new position limits rule begins on January 1, 2022 for physical commodity futures (and any associated referenced contracts other than economically equivalent swaps) and on January 1, 2023 for economically equivalent swaps. Related to the position limits rule, the CFTC has recently adopted final rules governing the aggregation of positions by market participants under common control and by trading managers.

While the ultimate scope and impact of the proposed position limits rule, final aggregation rules and other CFTC rules cannot be conclusively determined at present, these new requirements could restrict the ability of certain market participants to participate in the commodities, futures and swap markets and markets for other OTC derivatives on physical commodities to the extent and at the levels that they have in the past. These factors may also have the effect of reducing liquidity and increasing costs in these markets as well as affecting the structure of the markets in other ways. In addition, these legislative and regulatory changes have increased, and will continue to increase, the level of regulation of markets and market participants, and therefore the costs of participating in the commodities, futures and OTC derivatives markets. Without limitation, these changes require many OTC derivatives transactions to be executed on regulated exchanges or trading platforms and cleared through regulated clearing houses. Swap dealers (as defined by the CFTC) are also required to be registered and are or will be subject to various regulatory requirements, including, but not limited to, proposed capital requirements, margin, recordkeeping and reporting requirements and various business conduct requirements. These legislative and regulatory changes, and the resulting increased costs and regulatory oversight requirements, could result in market participants being required to, or deciding to, limit their trading activities, which could cause reductions in market liquidity and increases in market volatility. In addition, transaction costs incurred by market participants are likely to be higher than in the past, reflecting the costs of compliance with the new regulations. These consequences could adversely affect the price of the underlying asset and commodities in general, which could in turn adversely affect the return on and value of your Notes.

In addition, other regulatory bodies have passed or proposed, or may propose in the future, legislation similar to that proposed by Dodd-Frank or other legislation containing other restrictions that could adversely impact the liquidity of and increase costs of participating in the commodities markets. For example, the EU MiFID II Directive (2014/65/EU), which has applied since January 3, 2018, introduces a new regime for EU Member States to establish and apply position limits on the net position which a person can hold at any time in commodity derivatives traded on trading venues and in economically equivalent OTC contracts. These position limits are set (and periodically revised) according to a methodology determined at the EU level, but applied by EU Member State authorities.

By way of further example, the European Market Infrastructure Regulation (Regulation (EU) No 648/2012) (“EMIR”) currently requires reporting of derivatives and various risk mitigation techniques such as timely confirmation, mandatory margin exchange and portfolio reconciliation to be applied to OTC derivatives. Mandatory clearing is in the process of being implemented by class of counterparty and derivative asset class. Changes to be implemented under both EMIR and MiFID II will impact a broad range of counterparties, both outside and within the EU, and are expected to increase the cost of transacting derivatives.

♦Commodities-related litigation and regulatory investigations could affect prices for futures contracts, which could adversely affect the Notes — An increased focus on price setting and trading prices by regulators and exchanges recently has resulted in a number of changes to the ways in which prices are determined, including prices for commodities and futures contracts. This increased focus also resulted in the publication of standards for benchmark setting by the International Organization of Securities Commissions. Regulators have investigated possible manipulation of the trading prices of certain commodities by a number of firms and may in the future raise similar questions. In addition, private litigation alleging manipulation of the trading prices of certain commodities is ongoing against a number of firms.

Any industry investigations and litigation may result in further review by exchanges and regulators of the methods by which commodities spot prices and futures contract prices are determined and the manner in which they are traded and changes to those methods. In addition, changes to other commodity-related activities, such as storage facilities and delivery methods, may also occur. If any of these changes occur, the spot prices and the prices of the futures contracts in the underlying asset may be adversely affected, which may thereby adversely affect the market value of, and the return on, the Notes.

In addition, if alleged trading price manipulation or other alleged conduct that may have artificially affected prices has occurred or is continuing, certain published commodity prices and futures contract prices (including historical prices) may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such artificially lower (or higher) prices could have an adverse impact on the underlying asset, and the market value of, and return on, your Notes and any trading market for your Notes.

♦The Notes are subject to risks associated with non-U.S. exchanges or markets — The Notes are linked to the underlying asset, a metal for which the price is determined by the LBMA (or an independent service provider appointed by the LBMA). Investments in securities linked to the value of commodities whose prices are determined by non-U.S. exchanges or markets or commodity futures contracts that are traded on non-U.S. exchanges involve risks associated with the markets in those countries (in this case, the United Kingdom), including risks of volatility in those markets and governmental intervention in those markets.

♦You have no rights with respect to the underlying asset or rights to receive the underlying asset — Investing in the Notes will not make you a holder of the underlying asset. Neither you nor any other holder or owner of the Notes will have any rights with respect to the underlying asset. The amount payable on the Notes will be made in cash, and you will have no right to receive delivery of the underlying asset.

♦You will not have any rights against the publishers of the underlying asset — You will have no rights against the publisher(s) of the underlying asset, even though the amount you receive at maturity will depend on the performance of the underlying asset from over the term of the Notes. No publisher of the underlying asset is, in any way, involved in this offering and have no obligations relating to the Notes or to the holders of the Notes. You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the underlying asset or options, swaps or futures, based upon the underlying asset.

♦Changes affecting the underlying asset could have an adverse effect on the market value of, and return on, the Notes — If the spot price of the underlying asset is not available because of a market disruption event, non-trading day or for any other reason, and no successor to the underlying asset is selected, the calculation agent — which initially will be UBS Securities LLC, an affiliate of UBS — may determine the spot price — and thus the return on the Notes — in a manner it considers appropriate as described further under “Additional Terms of the Notes — Early Termination following a Change in Law” herein.

Estimated Value Considerations.

♦The issue price you pay for the Notes exceeds their estimated initial value — The issue price you pay for the Notes exceeds their estimated initial value as of the trade date due to the inclusion in the issue price of the underwriting discount, hedging costs, issuance and other costs and projected profits. As of the time the terms of the Notes were set on the trade date, we have determined the estimated initial value of the Notes by reference to our internal pricing models and it is set forth in this pricing supplement. The pricing models used to determine the estimated initial value of the Notes incorporate certain variables, including the level and volatility of the price of the underlying asset, prevailing interest rates, the term of the Notes and our internal funding rate. Our internal funding rate is typically lower than the rate we would pay to issue conventional fixed or floating rate debt securities of a similar term. The underwriting discount, hedging costs, issuance and other costs, projected profits and the difference in rates will reduce the economic value of the Notes to you. Due to these factors, the estimated initial value of the Notes as of the trade date is less than the issue price you pay for the Notes.

♦The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value — The value of your Notes at any time will vary based on many factors, including the factors described above and in “— Risks Relating to Characteristics of the Underlying Asset — Market risk” above and is impossible to predict. Furthermore, the pricing models that we use are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, after the trade date, if you attempt to sell the Notes in the secondary market, the actual value you would receive may differ, perhaps materially, from the estimated initial value of the Notes determined by reference to our internal pricing models. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.

♦Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date — We may determine the economic terms of the Notes, as well as hedge our obligations, at least in part, prior to the trade date. In addition, there may be ongoing costs to us to maintain and/or adjust any hedges and such hedges are often imperfect. Therefore, our actual profits (or potentially, losses) in issuing the Notes cannot be determined as of the trade date and any such differential between the estimated initial value and the issue price of the Notes as of the trade date does not reflect our actual profits. Ultimately, our actual profits will be known only at the maturity of the Notes.

Risks Relating to Liquidity and Secondary Market Price Considerations

♦There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and its affiliates intend, but are not required, to make a market in the Notes and may stop making a market at any time. If you are able to sell your Notes prior to maturity, you may have to sell them at a substantial loss. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.

♦The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements — For a limited period of time following the issuance of the Notes, UBS Securities LLC or its affiliates may offer to buy or sell such Notes at a price that exceeds (i) our valuation of the Notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such Notes following issuance will exceed the valuations indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any).” Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the Notes, it will do so at prices that reflect our estimated value determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of structured debt securities such as the Notes. As described above, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of structured debt securities. UBS Securities LLC reflects this temporary positive differential on its customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

♦Economic and market factors affecting the terms and market price of Notes prior to maturity — Because structured notes, including the Notes, can be thought of as having a debt component and a derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Notes at issuance and the market price of the Notes prior to maturity. These factors include the price of the underlying asset; the volatility of the price of the underlying asset; the time remaining to the maturity of the Notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; the creditworthiness of UBS; the then current bid-ask spread for the Notes and the other factors discussed under” —Risks Relating to Hedging Activities and Conflicts of Interest — Potential conflicts of interest” below. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices — All other things being equal, the use of the internal funding rates described above under “— Estimated Value Considerations” as well as the inclusion in the issue price of the underwriting discount, hedging costs, issuance and other costs and any projected profits are, subject to the temporary mitigating effect of UBS Securities LLC’s and its affiliates’ market making premium, expected to reduce the price at which you may be able to sell the Notes in any secondary market.

Risks Relating to Hedging Activities and Conflicts of Interest

♦Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying asset, as applicable, listed and/or over-the-counter options, futures, exchange traded funds or other instruments with returns linked to the performance of the underlying asset, as applicable, may adversely affect the price of the underlying asset and, therefore, the market value of, and the return on, the Notes.

♦Potential conflicts of interest — UBS and its affiliates may engage in business with respect to the underlying asset, which may present a conflict between the interests of UBS and you, as a holder of the Notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS. The calculation agent will determine the payment at maturity of the Notes based on the final price. The calculation agent can postpone the determination of the terms of the Notes if a market disruption event occurs and is continuing on the trade date and can postpone the final valuation date if a market disruption event occurs and is continuing on the final valuation date. As UBS determines the economic terms of the Notes, including the upper barrier, and such terms include the underwriting discount, hedging costs, issuance and other costs and projected profits, the Notes represent a package of economic terms. There are other potential conflicts of interest insofar as an investor could potentially get better economic terms if that investor entered into exchange-traded and/or OTC derivatives or other instruments with third parties, assuming that such instruments were available and the investor had the ability to assemble and enter into such instruments.

Additionally, UBS and its affiliates act in various capacities with respect to the Notes, including as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates, and any other third-party dealers, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. Furthermore, given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending sale of your Notes in the secondary market.

♦The Notes may be terminated early if the calculation agent determines that a change in law event has occurred — If the calculation agent determines that a change in law event, as described under “Early Termination following a Change in Law” herein, has occurred, the Notes may be deemed to have terminated early upon the occurrence of such event. Following the occurrence of a change in law event on or before the maturity date where the calculation agent determines the Notes will terminate early, the calculation agent will, in good faith, using commercially reasonable methods, determine the early termination payment payable to you on the Notes, which will equal the economic value of the Notes. No other amounts will be due to you under the Notes. In determining the early termination payment, the calculation agent may consider any relevant information, including, without limitation, relevant rates, prices, yields, volatilities, spreads, correlations or other relevant market data from internal sources or otherwise. The economic value of the Notes and the early termination payment following the occurrence of a change in law event could be substantially less than the principal amount (and could be zero) and therefore you could lose some or all of your initial investment. See “Early Termination following a Change in Law” herein.

♦Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of, and return on, the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying asset.

Risks Relating to General Credit Characteristics

♦Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, UBS’ actual and perceived creditworthiness may affect the market value of the Notes. If UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose all of your initial investment.

♦The Notes are not bank deposits — An investment in the Notes carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The Notes have different yield and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

♦If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder — The Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (the “Swiss Banking Act”) grants the Swiss Financial Market Supervisory Authority (“FINMA”) broad powers to take measures and actions in relation to UBS if it concludes that there is justified concern that UBS is over-indebted or has serious liquidity problems or, after expiry of a deadline, UBS fails to fulfill the applicable capital adequacy requirements (whether on a standalone or consolidated basis). If one of these pre-requisites is met, FINMA is authorized to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. The Swiss Banking Act grants significant discretion to FINMA in connection with the aforementioned proceedings and measures. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings.

In restructuring proceedings, FINMA, as resolution authority, is competent to approve the restructuring plan. The restructuring plan may, among other things, provide for (a) the transfer of all or a portion of UBS’ assets, debts, other liabilities and contracts (which may or may not include the contractual relationship between UBS and the holders of Notes) to another entity, (b) a stay (for a maximum of two business days) on the termination of contracts to which UBS is a party, and/or the exercise of (w) rights to terminate, (x) netting rights, (y) rights to enforce or dispose of collateral or (z) rights to transfer claims, liabilities or collateral under contracts to which UBS is a party, (c) the partial or full conversion of UBS’ debt and/or other obligations, including its obligations under the Notes, into equity (a “debt-to-equity swap”), and/or (d) the partial or full write-off of obligations owed by UBS (a “write-off”), including its obligations under the Notes. Prior to any debt-to-equity swap or write-off with respect to any Notes, outstanding equity and debt instruments issued by UBS qualifying as additional tier 1 capital or tier 2 capital must be converted or written-down, as applicable, and cancelled. The Swiss Banking Act addresses the order in which a debt-to-equity swap or a write-off of debt instruments (other than debt instruments qualifying as additional tier 1 capital or tier 2 capital) should occur: first, all subordinated obligations not qualifying as regulatory capital; second, debt instruments for loss absorbency in the course of insolvency measures (Schuldinstrumente zur Verlusttragung im Falle von Insolvenzmassnahmen) under the Swiss Ordinance concerning Capital Adequacy and Risk Diversification for Banks and Securities Dealers of June 1, 2012, as amended; third, all other obligations not excluded by law from a debt-to-equity swap or write-off (other than deposits), such as the Notes; and

fourth, deposits to the extent in excess of the amount privileged by law. However, given the broad discretion granted to FINMA, any restructuring plan approved by FINMA in connection with restructuring proceedings with respect to UBS could provide that the claims under or in connection with the Notes will be fully or partially converted into equity or written-off, while preserving other obligations of UBS that rank pari passu with UBS’ obligations under the Notes. Consequently, the exercise by FINMA of any of its statutory resolution powers or any suggestion of any such exercise could materially adversely affect the rights of holders of the Notes, the price or value of their investment in the Notes and/or the ability of UBS to satisfy its obligations under the Notes and could lead to holders losing some or all of their investment in the Notes.

Once FINMA has opened restructuring proceedings with respect to UBS, it may consider factors such as the results of operations, financial condition (in particular, the level of indebtedness, potential future losses and/or restructuring costs), liquidity profile and regulatory capital adequacy of UBS and its subsidiaries, or any other factors of its choosing, when determining whether to exercise any of its statutory resolution powers with respect to UBS, including, if it chooses to exercise such powers to order a debt-to- equity swap and/or a write-off, whether to do so in full or in part. The criteria that FINMA may consider in exercising any statutory resolution power provide it with considerable discretion. Therefore, holders of the Notes may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and, consequently, its potential effects on the Notes and/or UBS.

If UBS were to be subject to restructuring proceedings, the creditors whose claims are affected by the restructuring plan would not have a right to vote on, reject, or seek the suspension of the restructuring plan. In addition, if a restructuring plan with respect to UBS has been approved by FINMA, the rights of a creditor to challenge the restructuring plan or have the restructuring plan reviewed by a judicial or administrative process or otherwise (e.g., on the grounds that the plan would unduly prejudice the rights of holders of Notes or otherwise be in violation of the Swiss Banking Act) are very limited. Even if any of UBS’ creditors were to successfully challenge the restructuring plan in court, the court could only require the relevant creditors to be compensated ex post and there is currently no guidance as to on what basis such compensation would be calculated and how it would be funded. Any such challenge (even if successful) would not suspend, or result in the suspension of, the implementation of the restructuring plan.

Risks Relating to U.S. Federal Income Taxation

♦Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation and read the section “What Are the Tax Consequences of the Notes?” herein.

Hypothetical Examples and Return Table of the Notes at Maturity

The below examples and table are based on hypothetical terms. The actual terms are indicated on the cover hereof.

The examples and table below illustrate the payment at maturity for a $1,000 Note on a hypothetical offering of the Notes, with the following assumptions (amounts may have been rounded for ease of reference):

Term:	Approximately 9 months
Initial Price:	$3,000.00
Maximum Gain:	16.00%
Upper Barrier:	$3,480.00 (equal to initial price plus 16.00% of the initial price)
Lower Barrier:	$3,000.00 (equal to 100.00% of the initial price)
Maximum Payment Amount (per Note):	$1,160.00 per Note

Example 1 —The final price is $3,750.00 and therefore a barrier event occurs.

Because the final price is greater than the upper barrier, a barrier event occurs and UBS will pay you an amount in cash per Note at maturity equal to:

$1,000

In this scenario, although the price of the underlying asset has appreciated from the initial price to the final price, because a barrier event occurred you will not benefit from any appreciation in the price of the underlying asset and you will receive no positive return on the Notes.

Example 2 — The final price is $2,850.00 and therefore a barrier event occurs.

Because the final price is equal to or less than the lower barrier, a barrier event occurs and UBS will pay you an amount in cash per Note at maturity equal to:

$1,000

In this scenario, you will receive no positive return on the Notes.

Example 3 — A barrier event does not occur and the final price is $ 3,150.00 resulting in an underlying return of 5.00%.

Because a barrier event does not occur, UBS will pay you an amount in cash per Note at maturity equal to the principal amount plus a return equal to the underlying return, calculated as follows:

$1,000 × (1 + 5.00%)

= $1,050.00 per Note (a total return of 5.00%).

Underlying Return	Payment at Maturity	Total Return per Note at Maturity
50.00%	$1,000.00	0.00%
40.00%	$1,000.00	0.00%
30.00%	$1,000.00	0.00%
20.00%	$1,000.00	0.00%
17.00%	$1,000.00	0.00%
16.00%	$1,160.00	16.00%
15.00%	$1,150.00	15.00%
10.00%	$1,100.00	10.00%
5.00%	$1,050.00	5.00%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-75.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

Investing in the Notes involves significant risks. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your initial investment.

Information About the Underlying Asset

All disclosures contained in this document regarding the underlying asset are derived from publicly available information. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the underlying asset. You should make your own investigation into the underlying asset.

Included below is a brief description of the underlying asset. This information has been obtained from publicly available sources. Set forth below is a graph that illustrates the past performance for the underlying asset. The information given below is for the period indicated. We obtained the past performance information set forth below from Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying asset as an indication of future performance.

Gold

The spot price of the underlying asset to which the return on the Notes is linked is the official U.S. dollar LBMA Gold Price PM (expressed in U.S. dollars per troy ounce) calculated and administered by the IBA and published by the LBMA as displayed on Bloomberg page “GOLDLNPM <Index>” (or any official successor thereto). The spot price may be modified, replaced or adjusted from time to time as described herein under “Permanent Disruption Events; Alternative Method of Calculation”.

Although the market for physical gold is global, most over the counter market trades are cleared through London. In addition to coordinating market activities, the LBMA acts as the principal point of contact between the market and its regulators. The LBMA also coordinates market clearing and vaulting, promotes good trading practices and develops standard documentation.

IBA, on behalf of LBMA, has assumed responsibility for establishing the LBMA Gold Price as of March 20, 2015. In April 2017, IBA introduced central clearing to the gold auction. Central clearing removes the need for firms to have large bilateral credit lines in place with each other in order to become a direct participant. This opens up the auction to a broader cross section of the market and also facilitates greater volume in the auction.

IBA operates electronic auctions for spot, unallocated Loco London gold (gold bullion that is physically held in London), providing a market-based platform for buyers and sellers to trade. The auctions are run at 10:30am and 3:00pm London time. The final auction price is published to the market as LBMA Gold Price AM and LBMA Gold Price PM.

The price formation for each auction is in US Dollars. IBA also publishes the benchmarks in British Pounds and Euros but they are not tradeable directly through the auction.

The methodology is reviewed by the Precious Metals Oversight Committee as documented in its Terms of Reference. The frequency of reviews is set by the Oversight Committee through its calendar of agenda items.

The auctions run in rounds of 30 seconds. At the start of each round, IBA publishes a price for that round. Participants then have 30 seconds to enter, change or cancel their orders (how much gold they want to buy or sell at that price). At the end of each round order entry is frozen and the system checks to see if the difference between buying and selling (the imbalance) is within the imbalance threshold (normally 10,000 oz. for gold). If the imbalance is outside of the threshold at the end of a round, then the auction is not balanced, the price is adjusted and a new round starts. If the imbalance is within the threshold then the auction is finished and the price is set. Any imbalance is shared equally between all direct participants (even if they did not place orders or did not log in) and the net volume for each participant trades at the final price. The final price is then published as the LBMA Gold Price in U.S. dollars and also converted into the benchmarks in other currencies using foreign exchange rates from when the final round ended.

The prices during the auction are determined by an algorithm that takes into account current market conditions and the activity in the auction. Each auction is actively supervised by IBA staff.

If IBA discovers an error during an auction round, the auction round could be stopped and restarted. If IBA makes an error in an auction which is discovered after an auction is finished, the auction could not be rerun, but IBA could replace the published auction price with a No Publication. If a participant makes an error which is discovered after an auction is finished, the auction could not be rerun. If fewer than three direct participants are present for the auction and IBA therefore publishes a price without conducting an auction but IBA publishes an incorrect price, the incorrect price could be amended if the error were discovered within 30 minutes after publication. If IBA publishes an incorrect non-USD price, the incorrect non-USD price could be amended if the error were discovered within 30 minutes after publication.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or any document incorporated herein by reference. We have not undertaken an independent review or due diligence of any publicly available information with respect to the underlying asset.

Historical Information

The graph below illustrates the performance of the underlying asset from January 1, 2015 through April 2, 2025, based on the daily spot prices as reported by Bloomberg, without independent verification. UBS has not conducted any independent review or due diligence of any information obtained from Bloomberg. The spot price of the underlying asset on April 2, 2025 was $3,119.75. The dotted lines respectively represent the lower barrier of $3,119.75, which is equal to 100.00% of the initial price, and the upper barrier of $3,618.91, which is equal to the initial price plus 16.00% of the initial price. Past performance of the underlying asset is not indicative of the future performance of the underlying asset during the term of the Notes.

Market Disruption Events; Early Termination following a Change in Law

Market Disruption Events

The calculation agent will determine the spot price of the underlying asset on the trade date and the final valuation date. If the calculation agent determines that a market disruption event has occurred or is continuing with respect to the underlying asset on either such date, the affected date be postponed by up to ten trading days. If such a postponement occurs, the calculation agent will determine the spot price of the underlying asset by reference to the spot price of the underlying asset on the first trading day following such date on which no market disruption event occurs or is continuing. If however, the affected date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, the calculation agent will nevertheless determine the spot price of the underlying asset on such day. In such an event, the calculation agent will estimate the spot price of the underlying asset for the underlying asset that would have prevailed in the absence of the market disruption event.

If the calculation agent postpones the final valuation date, the maturity date will be postponed to maintain the same number of business days between the postponed final valuation date for which the final price is determined and the maturity date as existed prior to the postponement of the final valuation date.

Notwithstanding the occurrence of one or more market disruption events with respect to the underlying asset, the calculation agent may waive its right to postpone the final valuation date if it determines that the applicable market disruption event has not or is not likely to materially impair its ability to determine the spot price of the underlying asset.

With respect to the underlying asset, any of the following will be a “market disruption event”, as determined by the calculation agent:

♦the failure of Bloomberg to announce or publish the spot price of the underlying asset or the temporary discontinuance or unavailability of Bloomberg as a price source for such purpose;

♦the spot price of the underlying asset is not published for gold;

♦a material suspension, absence or limitation of trading in gold on the relevant market, or in the options or futures contracts relating to the underlying asset in the primary market for those contracts (as determined by the calculation agent, the “related exchange” for those contracts);

♦gold or options or futures contracts relating to the underlying asset do not trade on what was, as of the trade date, the relevant market for the underlying asset or the related exchange for those options or futures contracts;

♦the relevant market for gold or the related exchange or quotation system, if any, for options or futures contracts relating to the underlying asset fails to open for trading during its regular trading session;

♦any event that materially disrupts or impairs, as determined by the calculation agent, the ability of market participants to effect transactions in, or obtain market values for the underlying asset on the relevant market or effect transactions in, or obtain market values for options or futures contracts related to the underlying asset on its related exchange (including, but not limited to, limitations, suspensions or disruptions of trading of one or more futures contracts on the underlying asset by reason of movements exceeding “limit up” or “limit down” levels permitted by the related exchange, if any); or

♦any other event, if the calculation agent determines that the event materially interferes with our ability or the ability of any of our affiliates to establish, maintain or unwind all or a material portion of a hedge with respect to the Notes.

The following events will not be market disruption events:

♦a limitation on the hours or numbers of days of trading in gold in its relevant market, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

♦a decision to permanently discontinue trading in the options or futures contracts relating to the underlying asset.

For this purpose, an “absence of trading” in the related exchange for options or futures contracts related to the underlying asset, if available, will not include any time when that market is itself closed for trading under ordinary circumstances.

In contrast, a suspension or limitation of trading in options or futures contracts related to the underlying asset, if available, in the primary market for those contracts, by reason of any of:

♦a price change exceeding any limits set by that market,

♦an imbalance of orders relating to those contracts, or

♦a disparity in bid and ask quotes relating to those contracts,

will constitute a material suspension or material limitation of trading in options or futures contracts, as applicable, related to the underlying asset in the primary market for those contracts.

Early Termination following a Change in Law

If the calculation agent determines that a Change in Law Event (as defined below) has occurred, your Notes may be deemed to have terminated early upon the occurrence of such event. The date of such early termination shall be the “Early Termination Valuation Date” for the Notes. The following events shall be considered “Change in Law Events”:

The calculation agent determines that, on or after the trade date:

(A)  due to the adoption of, or any change in, any applicable law, rule, regulation, order or custom (including without limitation any tax law); or

(B) due to the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority, exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation, procedure, order, decision or determination (including, without limitation, as implemented by the U.S. Commodity Futures Trading Commission or any exchange or trading facility), the calculation agent determines that it is illegal or contrary (or upon adoption, it will be illegal or contrary) to such law, rule, regulation, order, decision or determination for us to

(i)  issue, maintain or otherwise have outstanding these Notes; or

(ii) purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates’ positions or contracts in securities, options, futures, derivatives, currencies or other instruments or arrangements (howsoever described), in each case necessary to hedge our obligations under these Notes (in a manner acceptable to us in the aggregate on a portfolio basis or incrementally on a trade by trade basis) (“hedge positions”). Hedge positions include, without limitation, hedge positions (in whole or in part) that are (or, but for the consequent disposal thereof, would be) in excess of any allowable position limit(s) in relation to any commodity or futures contract traded on any exchange(s) or other trading facility.

Following the occurrence of any Change in Law Event on or before the maturity date where the calculation agent determines these Notes will terminate early, the calculation agent shall, in good faith using commercially reasonable methods, determine the “Early Termination Payment” on the Early Termination Valuation Date as an amount equal to the economic value of the Note.  No other amount will be due to you under these Notes following the payment of the Early Termination Payment. In determining the Early Termination Payment, the calculation agent may consider any relevant information, including, without limitation, information consisting of relevant market data in the relevant market(s) including, without limitation, relevant rates, prices, yields, volatilities (including volatilities observed in the inter-dealer volatility market for the underlying asset or the index that most closely resembles the underlying asset for which relevant volatility data is available), spreads, correlations or other relevant market data from internal sources (including any affiliates of the calculation agent) or otherwise.  Upon request, the calculation agent shall provide a summary of the calculation methodology and any inputs used to determine the economic value of the Note. The economic value of the Notes and the Early Termination Payment following the occurrence of a Change in Law Event could be substantially less than the principal amount (and could be zero) and therefore you could lose some or all of your initial investment.

Permanent Disruption Events; Alternative Method of Calculation

Any of the following may be a “permanent disruption event” (and, together with a market disruption event a “disruption event”), as determined by the calculation agent:

♦the permanent discontinuation or disappearance of trading in the underlying asset or the physical delivery of the underlying asset;

♦the permanent discontinuation or disappearance of options or futures contracts relating to the underlying asset;

♦the permanent discontinuance or unavailability of Bloomberg as a price source for the underlying asset; or

♦the disappearance or permanent discontinuance or unavailability of the spot price of the underlying asset, notwithstanding the availability of Bloomberg or the status of trading in the underlying asset or the options or futures contracts relating to the underlying asset.

If a permanent disruption event occurs, and the underlying asset is traded, or the physical delivery of the underlying asset is effectuated, on another exchange (a “successor relevant market”), or the spot price of the underlying asset is available from another source (a “successor price of the underlying asset”), the calculation agent may determine the spot price of the underlying asset on the relevant day on which the spot price of the underlying asset is to be determined by reference to the spot price of the underlying asset on that successor relevant market or by reference to that successor price of the underlying asset, as applicable, on that day. To the extent necessary, the calculation agent will adjust those terms as necessary to ensure cross-comparability of the permanently disrupted underlying asset.

If a permanent disruption event occurs with respect to the underlying asset prior to, and such discontinuation is continuing on, the determination date, and the calculation agent determines that no successor relevant market or no successor price of the underlying asset, as applicable, is available at the time, or if the calculation agent has previously selected a successor relevant market and trading in, or the physical delivery of, the underlying asset is discontinued on that successor relevant market prior to, and that discontinuation is continuing on, that date, or if the calculation agent has previously selected a successor price of the underlying asset and that successor price is no longer made available by its price source prior to that date, then the calculation agent will determine the spot price of the underlying asset on such date for the underlying asset.

Notwithstanding these alternative arrangements, discontinuation of trading on the relevant market in the underlying asset or underlying asset may adversely affect the market value of, and return on, the Notes.

Any of the following may be considered an “alternative method of calculation” with respect to the underlying asset, as determined by the calculation agent:

♦the occurrence since the trade date of a material change in the formula for or the method of calculating the spot price of the underlying asset; or

♦a modification in the reporting of the spot price for the underlying asset such that it does not, in the opinion of the calculation agent, fairly represent the value of the underlying asset.

If the calculation agent determines there is an alternative method of calculation for the underlying asset or successor commodity future, the calculation agent will, at the close of business in New York City on the final valuation date for the underlying asset, make such calculations and adjustments as may be necessary in order to arrive at a value for the underlying asset, as applicable.

What Are the Tax Consequences of the Notes?

The U.S. federal income tax consequences of your investment in the Notes are uncertain. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Some of these tax consequences are summarized below, but we urge you to discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.

General. This discussion, other than the section below entitled “Non-U.S. Holders”, applies to you only if you are a U.S. holder, the original investor in the Notes and you hold your Notes as capital assets within the meaning of Section 1221 of the Code for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦a dealer in securities or currencies,

♦a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

♦a financial institution or a bank,

♦a regulated investment company or a real estate investment trust or a common trust fund,

♦a life insurance company,

♦a tax-exempt organization or an investor holding the Notes in a tax-advantaged account (such as an “individual retirement account” or “Roth IRA”), as defined in Section 408 of the Code or Section 408A of the Code, respectively,

♦taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

♦a person that owns Notes as part of a hedging transaction, straddle, synthetic security, conversion transaction, or other integrated transaction, or enters into a “constructive sale” with respect to the Notes or a “wash sale” with respect to the Notes or the underlying asset, or

♦a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

You are a U.S. holder if you are a beneficial owner of a Note and you are: (i) a citizen or resident of the U.S., (ii) a domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

U.S. Tax Treatment. Pursuant to the terms of the Notes, UBS and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your Notes as short-term debt instruments, and the remainder of this discussion assumes that the Notes are so treated. Although there is no authority that specifically addresses the tax treatment of short-term debt instruments that provide for contingent payments (such as the Notes), absent an election to the contrary, cash-method U.S. holders generally should not be required to include interest (or deemed interest) in income until a sale, maturity, or other taxable disposition of the Notes. Accrual method U.S. holders, cash method U.S. holders that elect to accrue interest on the Notes currently, and certain specified taxpayers such as regulated investment companies are required to include interest (or deemed interest) on the Notes as ordinary income as it accrues on a straight-line basis, unless they elect to accrue the interest (or deemed interest) using a constant yield method with daily compounding. Although unclear, it is likely that U.S. holders would determine accruals on the Notes based on a good-faith projection of the payment at maturity.

On a sale, maturity, or other taxable disposition of the Notes, U.S. holders generally should recognize gain or loss in an amount equal to the difference between their amount realized and their adjusted tax basis in the Notes, which should be the amount they paid for their Notes plus the amount of interest income accrued on the Notes, if any. Any such gain or loss should be short-term capital gain or loss, except to the extent of any interest income that has accrued on the Notes on a straight-line basis (or, if elected, using a constant-yield method with daily compounding).

Cash-method U.S. holders generally will be required to defer deductions for any interest (or deemed interest) paid on indebtedness incurred to purchase or carry the Notes to the extent it exceeds the interest (or deemed interest) they have included in income on the Notes.

Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that it would be reasonable to treat your Notes in the manner described above.

Alternative Characterizations. Because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any income or gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax. Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. U.S. holders are urged to consult their tax advisors as to the application of this legislation to their ownership of the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require U.S. taxpayers to report certain transactions (“reportable transactions”) on IRS Form 8886. An investment in the Notes or a sale of the Notes generally should not be treated as a reportable transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Notes or a sale of the Notes to be treated as a reportable transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Backup Withholding and Information Reporting. The proceeds received from a taxable disposition of the Notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed and fully completed applicable IRS Form W-8, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders. Subject to “FATCA”, discussed below, if you are a non-U.S. holder you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your foreign status (by providing us (and/or the applicable withholding agent) with a fully completed and duly executed applicable IRS Form W-8). Gain from the taxable disposition of a Note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S., (ii) the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) the non-U.S. holder has certain other present or former connections with the U.S.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S. -source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.

As mentioned above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we (or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.

Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the application of U.S. federal income tax laws, including the portfolio interest rule, to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Additional Terms of the Notes

Redemption Price Upon Optional Tax Redemption

We have the right to redeem your Notes in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in the accompanying prospectus. If we exercise this right with respect to your Notes, the redemption price of the Notes will be determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of your Notes is accelerated, we will pay the default amount in respect of the principal of your Notes at maturity. We describe the default amount below under “— Default Amount”.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Notes are a part, are entitled to take any action under the indenture (which is described in the accompanying prospectus), we will treat the outstanding principal amount of the Notes as the outstanding principal amount of the series of Notes constituted by that Note. Although the terms of the Notes may differ from those of the other Medium-Term Notes, Series B holders of specified percentages in principal amount of all Medium-Term Notes, Series B together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B including the Notes. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification and Waiver of Covenants”.

Default Amount

The default amount for your Notes on any day will be an amount, in U.S. dollars for the principal of your Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your Notes. That cost will equal: (i) the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking; plus (ii) the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of your Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your Notes, which we describe below, the holders of your Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless: (i) no quotation of the kind referred to above is obtained; or (ii) every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either: (i) A-1 or higher by S&P Global, LLC, or any successor, or any other comparable rating then used by that rating agency; or (ii) P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment

Any payment on your Notes at maturity will be made to accounts designated by you or the holder of your Notes and approved by us, or at the office of the trustee in New York City, but only when your Notes are surrendered to the trustee at that office. We may also make any payment in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to your Notes, we mean any day that is a day on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York City or London.

Trading Day

A “trading day” is a day, as determined by the calculation agent, on which trading is generally conducted on the primary exchange(s) or market(s) on which the underlying asset is listed or admitted for trading.

Role of Calculation Agent

Our affiliate, UBS Securities LLC, will serve as the calculation agent. We may change the calculation agent after the settlement date of your Notes without notice. The calculation agent will make all determinations regarding disruption events, business days, trading days, the default amount, the spot price, the underlying return, the initial price, the upside gearing, the downside threshold, the final price, any payment on the Notes and all other determinations with respect to the Notes, in its sole discretion. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any determinations by the calculation agent.

Use of Proceeds and Hedging

The net proceeds from the offering of the Notes will be used to provide funding for our operations and other general corporate purposes as described in the accompanying prospectus under “Use of Proceeds”. We and/or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we and/or our affiliates expect to enter into hedging transactions involving purchases and sales of the underlying asset, listed and/or over-the-counter options, futures, exchange traded funds or other instruments with returns linked to the performance of the underlying asset or the underlying asset prior to, on or after the applicable trade date. From time to time, we and/or our affiliates may enter into additional hedging transactions or unwind those we have entered into. Consequently, with regard to your Notes, from time to time, we and/or our affiliates may:

♦acquire or dispose of long or short positions of the underlying asset, listed and/or over-the-counter options, futures, exchange traded funds or other instruments with returns linked to the performance of the underlying asset or the underlying asset;

♦acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the spot price of the above instruments;

♦acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on indices designed to track the performance of the underlying asset;

♦acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the spot price of other similar commodity futures contracts; or

♦any combination of the above.

We and/or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We and/or our affiliates may close out our or their hedge position relating to the Notes during the term of your Notes. That step may involve sales or purchases of the instruments described above. No holder of the Notes will have any rights or interest in our or any affiliates’ hedging activity or any positions we or our affiliates may take in connection with any hedging activity.

The hedging activity discussed above may adversely affect the market value of your Notes from time to time, and the payment at maturity of your Notes. See the “Risk Factors” herein for a discussion of these adverse effects.

Certain ERISA Considerations

We, UBS Securities LLC and other of our affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Code) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of our affiliates acts as a fiduciary as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”) would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of our affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of Notes where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). Upon purchasing the Notes, a Plan will be deemed to have represented that the acquisition, holding and, to the extent relevant, disposition of the Notes is eligible for relief under PTCE 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60, PTCE 96-23, the service provider exemption or another applicable exemption and that the purchase, holding and, if applicable, subsequent disposition of the Notes will not constitute or result in a non-exempt prohibited transaction. In addition, any such Plan also will be deemed to have represented that none of us, UBS Securities LLC or any other of our affiliates is a fiduciary in connection with the acquisition, holding and disposition of the Notes, or as a result of the exercise by us or our affiliates of any rights in connection with the Notes.

In addition to the prohibited transaction considerations noted above, ERISA and the regulations promulgated thereunder by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “plan asset regulations”), provide that if a covered plan invests in an “equity interest” of an entity that is neither a “publicly-offered security” (as defined in the plan asset regulations) nor a security issued by an investment company registered under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), the covered plan’s assets will include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that “benefit plan investors” (within the meaning of the plan asset regulations) own less than 25% of the total value of each class of equity interests in the entity. An “operating company” is defined under the plan asset regulations as an entity that is primarily engaged, directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. It is not anticipated that the Notes will constitute “publicly-offered securities” or that we will register under the Investment Company Act, and we will not monitor whether “benefit plan investors” will own 25% or more of the total value of any class of equity interests in UBS. That said, while no assurance can be given, we believe that we should qualify as an “operating company” within the meaning of the plan asset regulations. If the underlying assets of UBS were deemed to be “plan assets” of a covered plan, this would result, among other things, in the application of the prudence and other fiduciary responsibility standards of ERISA to activities engaged in by us and the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of ERISA and Section 4975 of the Code thereto, including but not limited to the prohibited transaction rules and the applicable exemptions.

The discussion above supplements the discussion under “Benefit Plan Investor Considerations” in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)

We have agreed to sell to UBS Securities LLC and UBS Securities LLC has agreed to purchase, all of the Notes at the issue price to the public less the underwriting discount indicated on the cover hereof. UBS Securities LLC has agreed to either resell the Notes to one or more third-party dealers at a discount from the issue price to the public equal to the underwriting discount indicated on the cover hereof or to offer the Notes directly to investors at the issue price to the public. Certain of such third-party dealers may resell the Notes to other securities dealers at the issue price to the public less an underwriting discount of up to the underwriting discount indicated on the cover hereof. Certain unaffiliated registered investment advisers or fee-based advisory accounts may have agreed to purchase Notes from a third-party dealer at a purchase price of at least $997.50 per Note, and such third-party dealer, with respect to such sales, may have agreed to forgo some or all of the underwriting discount. Additionally, we or one of our affiliates may pay a fee to an unaffiliated broker-dealer for providing certain electronic platform services with respect to this offering.

Conflicts of Interest —UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. UBS Securities LLC is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

UBS Securities LLC and its affiliates may offer to buy or sell the Notes in the secondary market (if any) at prices greater than UBS’ internal valuation — The value of the Notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliates’ customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the Notes immediately after the trade date in the secondary market is expected to exceed the estimated initial value of the Notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 6 months after the trade date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other negotiated provisions with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” herein.

Prohibition on Sales to EEA Retail Investors — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

Prohibition on Sales to UK Retail Investors — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Validity of the Notes

In the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, as special counsel to the issuer, when the Notes offered by this pricing supplement have been executed and issued by the issuer and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of the issuer, enforceable against the issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Swiss law, Fried, Frank, Harris, Shriver & Jacobson LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Homburger AG, Swiss legal counsel for the issuer, in its opinion dated February 4, 2025 filed on that date with the Securities and Exchange Commission as Exhibit 5.3 to an amendment to the issuer’s registration statement on Form F-3 (the “Registration Statement”). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP dated December 6, 2024 filed with the Securities and Exchange Commission as Exhibit 5.4 to the Registration Statement.